

02002582

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09-01-2002 05:41:09 PM
Submitted by S DARBY on 09-01-2002 05:46:24 PM
Reference No CU-020108-416C6

SUPPL

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **24-12-2001**	* **1,400,000**	
Acquired	**26-12-2001**	**2,310,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **277,250,305**
Direct (%) : **11.92**
Indirect/deemed interest (units) :

File No. 82-4968

Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**277,250,305**
* Date of notice	:	**26-12-2001**
Remarks	:	

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 15-01-2002 05:33:41 PM
Submitted by S DARBY on 15-01-2002 05:42:48 PM
Reference No CU-020114-30DDE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **27-12-2001**	* **3,250,000**	
Acquired	**28-12-2001**	**3,389,000**	
Acquired	**31-12-2001**	**3,800,000**	
Acquired	**03-01-2002**	**20,000**	
Disposed	**04-01-2002**	**7,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**

File No. 82-4968

* Nature of interest	:	**Direct**
Direct (units)	:	**287,702,305**
Direct (%)	:	**12.37**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**287,702,305**
* Date of notice	:	**04-01-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 28th December 2001, 2nd and 4th January 2002.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 15-01-2002 05:36:07 PM
Submitted by S DARBY on 15-01-2002 05:42:45 PM
Reference No CU-020109-72FB0

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **01-01-2002**	* **40,000,000**	
Acquired	**02-01-2002**	**30,000,000**	
Disposed	**04-01-2002**	**15,000,000**	

* Circumstances by reason of which change has occurred : **Sale and purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units)	:	**344,638,000**
Direct (%)	:	**14.82**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**344,638,000**
* Date of notice	:	**11-01-2002**



Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 8th, 9th and 11th January 2002.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 15-01-2002 05:37:20 PM
Submitted by S DARBY on 15-01-2002 05:42:47 PM
Reference No CU-020109-866E3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **01-01-2002**	* **40,000,000**	
Acquired	**02-01-2002**	**30,000,000**	
Disposed	**04-01-2002**	**15,000,000**	

* Circumstances by reason of which change has occurred : **Sale and purchase of shares by the company's subsidiary**

File No. 82-4968

* Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**344,638,000**
Indirect/deemed interest (%)	:	**14.82**
* **Total no of shares after change**	:	**344,638,000**
* Date of notice	:	**11-01-2002**

Remarks :

The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 8th, 9th and 11th January 2002.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 15-01-2002 05:34:52 PM
Submitted by S DARBY on 15-01-2002 05:42:49 PM
Reference No CU-020115-406DB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-01-2002**	* **40,000,000**	
Disposed	**02-01-2002**	**30,000,000**	

* Circumstances by reason of which change has occurred : **Sale and purchase of shares by the company**

File No. 82-4968



* Nature of interest	:	**Direct**
Direct (units)	:	**606,153,632**
Direct (%)	:	**26.06**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**606,153,632**
* Date of notice	:	**09-01-2002**

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 8th and 9th January 2002.